Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)

	Three Months
	Ended
	September 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Income from continuing operations before income taxes (a)	$457,061	$1,427,289	$1,237,729	$618,231	$411,946	$188,632
Fixed charges:
Interest expense (b)	66,993	183,128	109,216	80,189	63,467	76,447
Capitalized Interest	11,336	2,624	2,483	2,072	3,465	3,020
Interest factor portion of rentals (c)	11,839	43,212	30,275	23,290	13,991	13,581

Total fixed charges	90,168	228,964	141,974	105,551	80,923	93,048
Less: Capitalized Interest	(11,336)	(2,624)	(2,483)	(2,072)	(3,465)	(3,020)
Earnings before income taxes and fixed charges	$535,893	$1,653,629	$1,377,220	$721,710	$489,404	$278,660

Ratio of earnings to fixed charges	5.94	7.22	9.70	6.84	6.05	2.99

(a)	Income from continuing operations before income taxes has been adjusted to include only distributed income of less-than-fifty-percent-owned persons.

(b)	Interest expense consists of interest expense incurred from continuing operations and amortization of debt issuance costs.

(c)	Interest factor portion of rentals is estimated to be one-third of rental expense.